SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated October 26, 2005, of Rule 2.10 Announcement

26 October 2005

Scottish Power plc ("Scottish Power")
Rule 2.10 Announcement
Relevant Securities in Issue

Scottish Power announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers , that as at the close of business on 25 October 2005 it had the following securities in issue:

Ordinary share capital 1,871,180,433 shares of 50p each ("ordinary shares").
The ISIN reference number for these securities is GB0006900707.

US$ perpetual subordinated convertible bonds totalling $700 million in aggregate
("convertible bonds"). The ISIN reference number for securities is XS0171196727.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 26, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary